

September 12, 2011

Via E-mail
David N. Vander Ploeg
Chief Financial Officer
School Specialty, Inc.
W6316 Design Drive
Greenville, Wisconsin 54942

      Re: **School Specialty, Inc.**
              Form 10-K for the Fiscal Year Ended April 30, 2011
              Filed July 1, 2011
              Form 10-Q for the Fiscal Quarter Ended July 30, 2011
              Filed September 7, 2011
              Definitive Proxy Statement on Schedule 14A
              Filed July 21, 2011
              File No. 000-24385

Dear Mr. Vander Ploeg:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), page 24

1. We note your disclosure in the third full paragraph on page 35 that the increase in your accounts payable in fiscal 2011 was due in part to extended payment terms with vendors. Please expand your MD&A to discuss the impact of the extended payment terms on your operations. In your proposed disclosure, if known, please address whether you anticipate extended payment terms with vendors to be a continuing trend. Please see Item 303 of Regulation S-K and SEC Release No. 33-8350.

David N. Vander Ploeg
School Specialty, Inc.
September 12, 2011
Page 2

2. We note your disclosure in the last paragraph on page 27 and elsewhere in your filing that the decline in the supplies category revenue in your Educational Resources segment was due in part to execution issues in your pricing and bid strategy. We also note your disclosure in the second full paragraph on page 27 that you expect gross margin degradation to lessen in fiscal 2012 as you begin to implement new pricing programs. Please tell us the nature of the execution issues you experienced during fiscal 2011, disclose in more detail the differences between your old and new pricing programs and provide us with your proposed disclosure in this regard.

Item 8. Financial Statements and Supplementary Data, page 41

Notes to Consolidated Financial Statements, page 48

Note 2 – Summary of Significant Accounting Policies, page 48

Revenue Recognition, page 50

3. We note within your revenue recognition footnote disclosure along with several locations of the filing (pages 2, 10 and 38) that you provide products as well as services. Please tell us more about all of the services you provide and how much revenue you have generated from these services for each of the reporting periods presented. Additionally, please tell us to what extent your sales transactions involve multiple element arrangements.

Note 7 – Debt, page 58

4. We note the debt exchange you completed on March 1, 2011. Please tell us how you considered the accounting guidance in ASC 470-50-40-10 when concluding whether the exchange was a debt modification or extinguishment. As part of your response, please provide your analysis for concluding whether the debt was considered substantially different after the exchange in accordance with the ASC guidance. This comment also applies to the debt exchange you completed on July 7, 2011 as noted on page 17 of your Form 10-Q for the fiscal quarter ended July 30, 2011.

Signatures

5. Please revise to have your board sign *both* on "behalf of the registrant and in the capacities and on the dates indicated below." Please see General Instruction D and the Signatures section to Form 10-K.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 13

Compensation Discussion and Analysis, page 13

Fiscal 2011 Results and Compensation Implications, page 13

6. We note your statement in the first full paragraph on page 14 that your CEO's compensation for the last three years "has been significantly lower than that shown in the Summary Compensation Table" and your disclosure in footnote one to the table on page 14 that stock awards were awarded at 88% of target for fiscal 2010. Please explain the differences between the compensation amounts presented in your "Actual Compensation Realized – Fiscal 2011" table and the compensation amounts presented in the required compensation tables, including how you determined the 2010 amount in the "Actual Stock Awards" column, and provide us with your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535 or Catherine Brown, Staff Attorney, at (202) 551-3513 if you have questions regarding any other comments. You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief